SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INNOTRAC CORPORATION

(Name of Subject Company)

INNOTRAC CORPORATION

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share	45767M109
(Titles of classes of securities)	(CUSIP number of class of securities)

Stephen G. Keaveney

Chief Financial Officer and Secretary

Innotrac Corporation

6465 East Johns Crossing

Johns Creek, GA 30097

(678) 584-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

David A. Stockton, Esq.

Kilpatrick Townsend & Stockton LLP

1100 Peachtree St., Suite 2800

Atlanta, GA 30309

(404) 815-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2013 (as amended or supplemented from time to time, the “Statement”) by Innotrac Corporation, a Georgia corporation (the “Company”). The Statement relates to the tender offer by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (“Purchaser”), and its direct owner, Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed with the SEC by Purchaser, Parent, and certain other affiliates, on December 4, 2013. The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of the Company’s Common Stock at a purchase price of $8.20 per share, in cash, subject to required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal are annexed to and filed with the Schedule TO.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement. This Amendment is being filed to reflect the issuance of a press release announcing the commencement of the Offer.

Item 8.	Additional Information

On December 5, 2013, the Company, Parent and Purchaser issued a press release announcing the commencement of the Offer. The press release is filed as Exhibit (a)(5)(E) to the Statement and the information set forth in the press release is incorporated herein by reference.

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(5)(E)	Press Release issued by Innotrac Corporation, Blue Eagle Holdings, L.P. and Blue Eagle Acquisition Sub, Inc. on December 5, 2013 (incorporated by reference to the Schedule TO Amendment No. 1 filed by Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub, Inc. and certain affiliates on December 5, 2013.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2013

INNOTRAC CORPORATION

By:	/s/ Stephen G. Keaveney
Name: Stephen G. Keaveney Title: Chief Financial Officer and Secretary